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EXHIBIT (a)(5)(E)

Deluxe Launches Tender Offer
For New England Business Service, Inc.

St. PAUL, Minn., May 25—Deluxe Corporation (NYSE: DLX-News) announced today that its wholly owned subsidiary has commenced a previously announced tender offer for all of the outstanding shares of common stock of New England Business Service, Inc. (NYSE: NEB-News) at $44.00 per share, net to seller, in cash. The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 17, 2004. The tender offer will expire at 11:59 p.m. EDT, June 23, 2004 unless extended. The offer is conditioned upon, among other things, there being validly tendered and not withdrawn more than 67 percent of shares outstanding of New England Business Service, on a fully diluted basis. The Bank of New York is the Depository for the tender offer and Georgeson Shareholder Communications Inc. is the Information Agent.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of New England Business Service, Inc. Deluxe is filing a tender offer statement today with the Securities and Exchange Commission (SEC) and New England Business Service is filing a solicitation/recommendation statement with respect to the offer. New England Business Service shareholders are advised to read the tender offer statement regarding the acquisition of New England Business Service referenced in this news release, and the related solicitation/recommendation statement. The tender offer statement and the solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect the offer. These documents will be made available to all shareholders of New England Business service at no expense to them. These documents will also be available at no charge on the SEC's web site at www.sec.gov.

About Deluxe Corporation

Deluxe Corporation provides personal and business checks, business forms, labels, personalized stamps, fraud prevention services and customer retention programs to banks, credit unions, financial services companies, consumers and small businesses. The Deluxe group of businesses reaches clients and customers through a number of distribution channels: the Internet, direct mail, the telephone and a nationwide sales force. Since its beginning in 1915, Deluxe Corporation has been instrumental in shaping the U.S. payments industry. More information about Deluxe can be found at www.deluxe.com.

About New England Business Service, Inc.

        NEBS is a leading business-to-business company with approximately 3.1 million active small business customers in the United States, Canada, the United Kingdom and France. It supplies a wide variety of business products and services including checks, forms, packaging supplies, embossed foil anniversary seals and other printed material which are marketed through direct mail, telesales, a direct sales force, dealers, dedicated distributors and the Internet. NEBS also designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States. More information about NEBS can be found at www.nebs.com.

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Deluxe Launches Tender Offer For New England Business Service, Inc.